Filed by MB Financial, Inc.
Commission File No. 0-24566-01
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Oak Brook Bancshares, Inc.
Commission File No: 0-14468

MB Financial, Inc. (“MB Financial”) has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC, in connection with the proposed merger of First Oak Brook Bancshares, Inc. (“First Oak Brook”) with and into MBFI Acquisition Corp., a wholly owned subsidiary of MB Financial.  The registration statement includes a joint proxy statement of MB Financial and First Oak Brook that also constitutes a prospectus of MB Financial (the “joint proxy statement/prospectus”), which has been sent to the stockholders of MB Financial and First Oak Brook.  Stockholders are advised to read the joint proxy statement/prospectus, which was filed by MB Financial with the SEC on June 27, 2006, because it contains important information about MB Financial, First Oak Brook and the proposed transaction.  The joint proxy statement/prospectus, and other documents relating to the merger filed by MB Financial and First Oak Brook, can be obtained free of charge from the SEC’s website at www.sec.gov.   These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing First Oak Brook’s website at www.firstoakbrook.com.  Alternatively, these documents can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992, or from First Oak Brook, upon written request to First Oak Brook Bancshares, Inc., Rosemarie Bouman, 1400 Sixteenth Street, Oak Brook, Illinois 60523.or by calling (630) 571-1050.

Set forth below are materials sent to First Oak Brook stockholders for the exercise of their election rights as to the form of consideration they would like to receive for their First Oak Brook shares in the MB Financial/First Oak Brook merger, subject to the proration and allocation provisions of the merger agreement.  As specified in these materials, the deadline for the proper exercise of election rights is 5:00 p.m. Central time, on August 17, 2006.

July 17, 2006

Dear First Oak Brook Stockholder:

In connection with the proposed merger of MB Financial, Inc. and First Oak Brook Bancshares, Inc., we are pleased to offer you the opportunity to indicate your preference as to the form of consideration you will receive for your shares of First Oak Brook common stock. Subject to the proration provisions of the merger agreement described below (which may result in adjustments to your election), you have the right to elect to receive, for each share of First Oak Brook common stock that you own, either cash, shares of MB Financial common stock (with cash paid in lieu of any fractional share) or a combination of both. Alternatively, you may indicate that you have no preference as to the form of merger consideration that you will receive. Regardless of whether received in cash or MB Financial stock, the per share value of the merger consideration will be substantially the same, and will be equal to the sum of (1) 0.8304 multiplied by the average of the closing prices of MB Financial common stock during the five trading days ending on the second trading day before the completion date of the merger and (2) $7.36.

The aggregate number of shares MB Financial will issue in the merger for the stock consideration and the aggregate amount of cash MB Financial will pay in the merger for the cash consideration have been fixed so that approximately 80% of the total merger consideration is paid in MB Financial common stock and approximately 20% of the total merger consideration is paid in cash. If more First Oak Brook stockholders make valid elections to receive either MB Financial common stock or cash than is available as merger consideration under the merger agreement, those First Oak Brook stockholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election. Therefore, you might receive MB Financial stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other First Oak Brook stockholders. The merger consideration and the proration and allocation provisions of the merger agreement are described in detail under “The Merger Agreement—Merger Consideration,” beginning on page 68 of the joint proxy statement-prospectus for the merger, which was separately mailed to MB Financial and First Oak Brook stockholders on or about June 26, 2006.

Because the federal income tax consequences of the merger to you will depend on whether you receive cash, stock or a combination of both, you are urged to consult your personal tax advisor prior to making your election.

Enclosed is a Cash/Stock Election Form and Letter of Transmittal, which you must complete, sign and return with your First Oak Brook stock certificate(s) to the exchange agent for the merger, LaSalle Bank, National Association, in order to make an election. Also enclosed are answers to a number of frequently asked questions about the merger and the election process. Please use the enclosed envelope to return your Cash/Stock Election Form and Letter of Transmittal and your stock certificate(s). For your election to be effective, the exchange agent must receive your Cash/Stock Election Form and Letter of Transmittal, together with your First Oak Brook stock certificate(s), NO LATER THAN 5:00 P.M., CENTRAL TIME, ON AUGUST 17, 2006. Please follow the instructions on the Cash/Stock Election Form and Letter of Transmittal and read the answers to the frequently asked questions carefully. If you hold any First Oak Brook shares through a bank, broker or other nominee, be sure to follow the instructions of the bank, broker or other nominee carefully, as they may impose an earlier election deadline and/or different procedures.

If you need assistance, please call the information agent for the election and surrender of First Oak Brook shares, Regan & Associates, Inc., at 800-737-3426. If you do not make an election, the exchange agent will send you additional forms for the surrender of your First Oak Brook stock certificate(s) after completion of the merger, and you will receive MB Financial common stock and/or cash in exchange for your shares depending on the proper elections of other First Oak Brook stockholders pursuant to the allocation provisions of the merger agreement.

Your submission of a Cash/Stock Election Form and Letter of Transmittal does NOT constitute a vote on the merger agreement. In order to vote your First Oak Brook shares on the merger agreement, you must complete, sign, date and return the proxy card included with the joint proxy statement-prospectus previously mailed to you, or attend the special meeting of First Oak Brook stockholders described in the joint proxy statement-prospectus and vote in person at the meeting.

Thank you for your prompt attention to this important matter.

Very truly yours,

Mitchell Feiger	Richard M. Rieser, Jr.
President and Chief Executive	OfficerPresident and Chief Executive Officer
MB Financial, Inc.	First Oak Brook Bancshares, Inc.

CASH/STOCK ELECTION FORM AND LETTER OF TRANSMITTAL

TO ACCOMPANY CERTIFICATES EVIDENCING SHARES OF COMMON STOCK,
PAR VALUE $2.00 PER SHARE,
OF
FIRST OAK BROOK BANCSHARES, INC.

Name(s) and Address(es) of Registered Holder(s) (Please fill in exactly as Name(s) appear(s) on Certificate(s); if already filled in, correct any errors)	Certificate Number(s)	Number of Shares

(If additional space is needed, attach a signed schedule to this document)	TOTAL SHARES

THE INSTRUCTIONS ACCOMPANYING THIS CASH/STOCK ELECTION FORM AND LETTER OF TRANSMITTAL, ALONG WITH THE ACCOMPANYING “FREQUENTLY ASKED QUESTIONS,” SHOULD BE READ CAREFULLY BEFORE THIS CASH/STOCK ELECTION FORM AND LETTER OF TRANSMITTAL IS COMPLETED.

PLEASE COMPLETE, SIGN AND MAIL OR DELIVER THIS CASH/STOCK ELECTION FORM AND LETTER OF TRANSMITTAL, TOGETHER WITH THE CERTIFICATE(S) REPRESENTING YOUR SHARES OF FIRST OAK BROOK BANCSHARES, INC. COMMON STOCK (OR NOTICE OF GUARANTEED DELIVERY), TO THE EXCHANGE AGENT:

LASALLE BANK, NATIONAL ASSOCIATION

By Hand, Mail or Overnight Delivery:

LaSalle Bank, National Association

Corporate Trust Operations

135 South LaSalle Street

Room 1811

Chicago, Illinois 60603

Tel.: (800) 246-5761, option 2

To assist you, REGAN & ASSOCIATES, INC. has been retained as Information Agent for stockholder inquiries. If you have any questions or need assistance, you are encouraged to contact the Information Agent toll free, at (800) 737-3426.

The method of delivery of the certificate(s) and other documents is at the option and risk of the owner thereof. SEE INSTRUCTION 7.

THE ELECTION DEADLINE IS 5:00 P.M., CENTRAL TIME, ON AUGUST 17, 2006. THIS CASH/STOCK ELECTION FORM AND LETTER OF TRANSMITTAL MUST BE COMPLETED, SIGNED AND RECEIVED BY THE EXCHANGE AGENT, ALONG WITH YOUR STOCK CERTIFICATE(S) (OR A NOTICE OF GUARANTEED DELIVERY AS DESCRIBED HEREIN), NO LATER THAN THIS TIME.

IF YOUR CERTIFICATE(S) HAS (HAVE) BEEN LOST, STOLEN OR DESTROYED, CONTACT THE EXCHANGE AGENT AT THE NUMBER ABOVE. SEE INSTRUCTION 4. IF YOU HAVE QUESTIONS REGARDING ANY OTHER MATTER, PLEASE CONTACT THE INFORMATION AGENT AT (800) 737-3426.

PLEASE NOTE THAT THIS CASH/STOCK ELECTION FORM IS NOT FOR CASTING YOUR VOTE AT THE AUGUST 1, 2006 SPECIAL STOCKHOLDERS MEETING. YOU MUST COMPLETE AND RETURN THE PROXY CARD SENT TO YOU PREVIOUSLY IN ORDER TO VOTE AT THE MEETING.

Pursuant to the Agreement and Plan of Merger, dated as of May 1, 2006 (the “Merger Agreement”), by and among MB Financial, Inc. (“MB Financial”), MBFI Acquisition Corp., a wholly owned subsidiary of MB Financial (“Acquisition Corp.”), and First Oak Brook Bancshares, Inc. (“First Oak Brook”), you may elect the form of consideration that you would like to receive for your shares of First Oak Brook common stock upon completion of the merger of First Oak Brook into Acquisition Corp. Subject to the proration provisions of the Merger Agreement described below (which may result in adjustments to your election), you have the right to elect to receive, for each share of First Oak Brook common stock that you own, either cash (the “cash consideration”), shares of MB Financial common stock (with cash paid in lieu of any fractional share)(the “stock consideration”) or a combination of both. Alternatively, you may indicate that you have no preference as to the form of merger consideration that you will receive. Regardless of whether received in cash or MB Financial stock, the per share value of the merger consideration will be substantially the same, and will be equal to the sum of (1) 0.8304 multiplied by the average of the closing prices of MB Financial common stock during the five trading days ending on the second trading day before the completion date of the merger and (2) $7.36.

As an example, based on the average of the closing prices of MB Financial common stock for the five trading days ended July 10, 2006 of $35.638, each share of First Oak Brook common stock would be converted into the right to receive either approximately $36.95 in cash or approximately 1.0368 shares of MB Financial common stock, having a market value of approximately $36.95 based on that average closing price. If you owned 1,000 shares of First Oak Brook common stock and elected the stock consideration for all of your First Oak Brook shares, then assuming no proration adjustments, you would receive 1,036 shares of MB Financial common stock and $28.51 in cash in lieu of your fractional share (.8 x $35.638). If you instead elected the cash consideration for all of your First Oak Brook shares, then assuming no proration adjustments, you would receive $36,950 (1,000 x $36.95). A chart showing the cash and stock merger consideration at various hypothetical average closing prices of MB Financial common stock is provided on page 5 of the joint proxy statement-prospectus for the merger, which was separately mailed to MB Financial and First Oak Brook stockholders on or about June 26, 2006. The joint proxy statement-prospectus can be retrieved by accessing MB Financial’s filings at the SEC’s website at www.sec.gov. The merger consideration formula is described in detail in the joint proxy statement-prospectus beginning on page 68 under “The Merger Agreement—Merger Consideration.”

Because the aggregate number of shares MB Financial will issue in the merger for the stock consideration and the aggregate amount of cash MB Financial will pay in the merger for the cash consideration have been fixed (subject to adjustment as described on page 70 of the joint proxy statement-prospectus under “The Merger Agreement—Merger Consideration—Adjustments to Aggregate MB Financial Share Amount and Aggregate Cash Consideration”), if more First Oak Brook stockholders make valid elections to receive either MB Financial common stock or cash than is available as merger consideration under the merger agreement, those First Oak Brook stockholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election. Therefore, you might receive MB Financial stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other First Oak Brook stockholders. For a description of the proration provisions of the Merger Agreement, see “The Merger Agreement—Merger Consideration—Proration” beginning on page 71 of the joint proxy statement-prospectus.

Subject to the conditions and limitations set forth in the Merger Agreement, the undersigned hereby elects to receive the following as consideration for the undersigned’s shares of First Oak Brook common stock:

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CHECK ONE BOX ONLY TO INDICATE YOUR ELECTION

☐	(1)	Stock Election — All shares of First Oak Brook common stock I own converted into the stock consideration;
or
☐	(2)	Cash Election — All shares of First Oak Brook common stock I own converted into the cash consideration;
or
☐	(3)	Mixed Election — a combination of stock and cash as follows:
		______	shares of First Oak Brook common stock converted into the stock consideration, and
		______	shares of First Oak Brook common stock converted into the cash consideration.
			Total cannot exceed the total number of First Oak Brook shares you own of record.
or
☐	(4)	Non-Election — Your First Oak Brook shares will be deemed non-election shares if:

		a.	You check this box, thereby indicating that you have no preference as to the form of merger consideration that you will receive; or
		b.	No choice is indicated above under (1), (2) or (3); or
		c.	More than one choice is indicated above under (1), (2) and (3); or
		d.

You fail to follow the instructions on this Cash/Stock Election Form and Letter of Transmittal (including submission of your First Oak Brook common stock certificate(s)) or otherwise fail properly to make an election); or

		e.

A completed Cash/Stock Election Form and Letter of Transmittal (including submission of your First Oak Brook common stock certificate(s) or a Notice of Guaranteed Delivery) is not actually received by the Exchange Agent by the Election Deadline.

If your First Oak Brook shares are deemed non-election shares, you will receive the stock consideration and/or the cash consideration as determined pursuant to the allocation provisions of the Merger Agreement without regard to your preferences.

Priority Allocation:  If you have made a Stock Election or Mixed Election and wish to designate the priority in which your First Oak Brook shares are to be allocated to the stock consideration in the event the stock consideration is oversubscribed, please designate such priority below by stock certificate number, with the First Oak Brook shares to be converted into the stock consideration listed first. See Instruction 5.

Certificate No.	Total No. of Shares Represented by Certificate

The tax consequences of the merger to you will depend on whether you receive cash, MB Financial stock or a combination of both for your First Oak Brook shares. You should consult your personal tax advisor prior to making an election and any priority designation.  If you hold a single stock certificate that evidences shares of First Oak Brook common stock acquired in different lots and wish to make a priority designation, you should consult your personal tax advisor with regard to the method of identifying particular lots for priority allocation to the stock consideration.

TO BE EFFECTIVE, THIS CASH/STOCK ELECTION FORM AND LETTER OF TRANSMITTAL MUST BE PROPERLY COMPLETED, SIGNED AND DELIVERED TO THE EXCHANGE AGENT, TOGETHER WITH THE CERTIFICATE(S) REPRESENTING YOUR SHARES OF FIRST OAK BROOK COMMON STOCK (OR A NOTICE OF GUARANTEED DELIVERY, AS DESCRIBED HEREIN), AT THE ADDRESS ABOVE PRIOR TO THE ELECTION DEADLINE.

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The undersigned represents that the undersigned has full authority to surrender without restriction the certificate(s) for exchange. Please issue the new certificate and/or check in the name shown above to the above address unless instructions are given under “Special Issuance/Payment Instructions” and/or “Special Delivery Instructions” below.

YOU MUST SIGN BELOW

* SIGNATURE(S) REQUIRED * Signature(s) of Registered Holder(s) or Agent	SIGNATURE(S) GUARANTEED (IF REQUIRED) SEE INSTRUCTION 9.

Must be signed by the registered holder(s) EXACTLY as name(s) appears(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. SEE INSTRUCTIONS 8 AND 9.

Unless the shares are tendered by the registered holder(s) of the common stock, or for the account of a member of a Signature Guarantee Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program, your signature(s) must be guaranteed by an Eligible Institution.

Registered Holder	Authorized Signature

Registered Holder	Name of Firm

Title, if any	Address of Firm (Please Print)

Date:

SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS

Complete ONLY if the new certificate and/or check is to be issued in a name that differs from the name on the surrendered certificate(s).	Complete ONLY if the new certificate and/or check is to be sent to an address other than the address reflected above.

Issue to:	Mail to:

Name	Name

Address	Address

(Please also complete Substitute Form W-9 on page 5 AND see instructions regarding signature guarantee. SEE INSTRUCTIONS 9, 10 AND 11)	SEE INSTRUCTION 10

ALSO: SIGN AND PROVIDE YOUR TAX ID NUMBER IN SUBSTITUTE FORM W-9 ON PAGE 5 OF THIS DOCUMENT.

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IMPORTANT TAX INFORMATION

Under United States federal income tax law, a non-exempt stockholder is required to provide the Exchange Agent with such stockholder’s correct Taxpayer Identification Number (TIN) on the Substitute Form W-9 below. If the certificate(s) are in more than one name or are not in the name of the actual owner, consult the enclosed Substitute Form W-9 guidelines for additional guidance on which number to report. FAILURE TO PROVIDE THE INFORMATION ON THE FORM MAY SUBJECT THE SURRENDERING STOCKHOLDER TO 28% FEDERAL INCOME TAX WITHHOLDING ON THE PAYMENT OF ANY CASH. If the Exchange Agent is not provided with a TIN before payment is made, the Exchange Agent will withhold 28% on all payments to such surrendering stockholders of any cash due for their First Oak Brook shares. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details on which TIN to give the Exchange Agent.

PAYER’S NAME:

LaSalle Bank, National Association, as Exchange Agent under that certain Agreement and Plan of Merger, dated as of May 1, 2006, by and among MB Financial, Inc., MBFI Acquisition Corp. and First Oak Brook Bancshares, Inc.

SUBSTITUTE FORM W-9	Part 1-PLEASE PROVIDE YOUR TIN ON			TIN
	THE LINE AT RIGHT AND CERTIFY			Social Security Number or
	BY SIGNING AND DATING BELOW.			Employer Identification Number

Department of the Treasury	Name (Please Print)
Internal Revenue Service				Part 2-For Payees (i.e., corporations
	Address			and certain foreign individuals)
exempt from backup withholding,
	City	State	Zip Code	please write “exempt”

Payer’s Request for Taxpayer	Part 3-CERTIFICATION. UNDER PENALTIES OF PERJURY, I CERTIFY THAT
Identification Number	(1) the number shown on this form is my correct taxpayer identification number (or a
(“TIN”) and Certification	TIN has not been issued to me but I have mailed or delivered an application to receive a
TIN or will do so in the near future), (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends or the IRS has notified me that I am no longer subject to backup withholding, (3) I am a
U.S. person, and (4) all other information provided on this form is true, correct and complete.

	SIGNATURE			DATE
You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

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INSTRUCTIONS
(Please read carefully the instructions below)

If you have any questions, please call the Information Agent, Regan & Associates, Inc., at (800) 737-3426.

1.             ELECTION DEADLINE: For any election contained herein to be considered, this Cash/Stock Election Form and Letter of Transmittal, properly completed and signed, together with the related First Oak Brook common stock certificate(s), MUST BE RECEIVED BY THE EXCHANGE AGENT AT THE ADDRESS ON THE FRONT OF THIS CASH/STOCK ELECTION FORM AND LETTER OF TRANSMITTAL NO LATER THAN 5:00 P.M., CENTRAL TIME, ON AUGUST 17, 2006. If you are surrendering your First Oak Brook shares via Notice of Guaranteed Delivery, see Instruction 12 below. MB Financial has the discretion, which it may delegate to the Exchange Agent, to determine whether any Cash/Stock Election Form and Letter of Transmittal is received on a timely basis and whether a Cash/Stock Election Form and Letter of Transmittal has been properly completed.

2.             REVOCATION OR CHANGE OF CASH/STOCK ELECTION FORM: Any Cash/Stock Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent, but to be effective such notice must be received by the Exchange Agent at or prior to the Election Deadline. MB Financial will have the discretion, which it may delegate to the Exchange Agent, to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made.

3.             SURRENDER OF CERTIFICATE(S): For any election contained herein to be effective, this Cash/Stock Election Form and Letter of Transmittal must be accompanied by the certificate(s) evidencing your shares (or a Notice of Guaranteed Delivery - see Instruction 12) and any required accompanying evidences of authority (see Instruction 8).

4.             LOST CERTIFICATE(S): If the certificate(s) that a registered holder (or transferee) wants to surrender has (have) been lost or destroyed, that fact should be indicated on the face of this Cash/Stock Election Form and Letter of Transmittal which should then be delivered to the Exchange Agent after being otherwise properly completed and duly executed. In such event, the Exchange Agent will forward additional documentation necessary to be completed and inform you of the costs involved, which may include a requirement that you execute an affidavit as to the status of your certificate(s) and post an indemnity bond. Upon delivery of the required documentation to the Exchange Agent, such lost or destroyed certificate(s) will be deemed surrendered. No interest will be paid on amounts due with respect to such certificate(s).

5.             PRIORITY FOR STOCK ELECTION OR MIXED ELECTION SHARES: If you have made a Stock Election or Mixed Election and acquired your First Oak Brook shares in different lots, you may designate on this Cash/Stock Election Form and Letter of Transmittal, by stock certificate number, one or more of such lots for priority allocation of any stock consideration which you are entitled to receive. The following is an example of how the priority allocation works. Assume you own 1,000 shares of First Oak Brook common stock, 200 of which you acquired in 2002, 300 of which you acquired in 2004 and 500 of which you acquired in 2006. Assume further that you elect the stock consideration for all of your First Oak Brook shares and the number of stock elections by First Oak Brook stockholders exceeds the available stock consideration, such that under the proration provisions of the Merger Agreement 90% of your First Oak Brook shares will be converted to the stock consideration, with the remaining 10% converting to the cash consideration. By making a priority designation, you are designating the order (by stock certificate number) in which your First Oak Brook shares are to be allocated the stock consideration under these circumstances. In the above example, if the order of your priority designation was: first, the shares acquired in 2006; second, the shares acquired in 2004; and third, the shares acquired in 2002, then all of the shares acquired in 2006 and 2004 would convert to the stock consideration and 100 of the shares acquired in 2002 would convert to the stock consideration and 100 would convert to the cash consideration. If you hold a single stock certificate that evidences shares of First Oak Brook common stock acquired in different lots and wish to make a priority designation, you should consult your personal tax advisor with regard to the method of identifying particular lots for priority allocation to the stock consideration.

No assurance can be made that you will receive the tax treatment that you desire as a result of making a priority designation on this Cash/Stock Election Form and Letter of Transmittal, and none of MB Financial, First Oak Brook, the Exchange Agent or the Information Agent or any of their respective officers, directors, employees or agents assumes any responsibility for the tax treatment that you ultimately receive.

6.             TERMINATION OF MERGER: In the event of termination of the Merger Agreement, the Exchange Agent will promptly return certificates representing shares of First Oak Brook common stock after being notified of such termination by MB Financial or First Oak Brook. In such event, shares of First Oak Brook common stock held through nominees are expected to be available for sale or transfer promptly following the termination of the Merger

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Agreement. Certificates representing shares of First Oak Brook common stock held directly by First Oak Brook stockholders will be returned by registered mail (with attendant delay). The Exchange Agent and MB Financial will use their commercially reasonable efforts to cooperate with First Oak Brook and First Oak Brook stockholders to facilitate the prompt return of First Oak Brook stock certificates in the event of termination of the Merger Agreement, but return of certificates other than by registered mail will only be made at the expense, written direction and risk of First Oak Brook stockholders, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

7.             METHOD OF DELIVERY: Your First Oak Brook stock certificate(s) and this Cash/Stock Election Form and Letter of Transmittal must be delivered to the Exchange Agent. Do not send them to MB Financial or First Oak Brook. The method of delivery of certificates and other documents to be delivered to the Exchange Agent at the address set forth on the front of this Cash/Stock Election Form and Letter of Transmittal is at the option and risk of the surrendering stockholder.  Delivery will be deemed effected, and risk of loss and title to certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent. If the certificate(s) are sent by mail, registered mail with return receipt requested and properly insured is suggested. A return envelope is enclosed. If you are surrendering your First Oak Brook shares via Notice of Guaranteed Delivery, see Instruction 12 below.

8.             NEW CERTIFICATE/CHECK ISSUED IN THE SAME NAME: If the new certificate and/or check are to be issued in the same name as the surrendered certificate is registered, this Cash/Stock Election Form and Letter of Transmittal should be completed and signed exactly as the surrendered certificate is registered. Signature guarantees are not required if the certificate(s) surrendered herewith are submitted by the registered owner of such shares who has not completed the section entitled “Special Issuance/Payment Instructions” or are for the account of an Eligible Institution, as defined below. If any of the shares surrendered hereby are owned by two or more joint owners, all such owners must sign this Cash/Stock Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Cash/Stock Election Forms and Letters of Transmittal as there are different registrations. Cash/Stock Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer’s authority to act.

9.             NEW CERTIFICATE/CHECK ISSUED IN DIFFERENT NAME: If the section entitled “Special Issuance/Payment Instructions” is completed, then signatures on this Cash/Stock Election Form and Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program (each an “Eligible Institution”).

10.           SPECIAL ISSUANCE/PAYMENT AND DELIVERY INSTRUCTIONS: Indicate the name and address in which the new certificate and/or check is to be sent if different from the name and/or address of the person(s) signing this Cash/Stock Election Form and Letter of Transmittal. The stockholder is required to give the social security number or employer identification number of the record owner of the shares. If Special Issuance/Payment Instructions have been completed, the stockholder named therein will be considered the record owner for this purpose.

11.           STOCK TRANSFER TAXES: If any certificate representing shares of MB Financial common stock is to be issued or any payment of the cash consideration or cash in lieu of fractional shares is to be made in a name other than that of the registered holder(s) of the surrendered First Oak Brook certificate(s), it shall be a condition of such issuance and/or payment that the person requesting such exchange either (i) pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance or payment to a person other than the registered holder(s), or (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

12.           NOTICE OF GUARANTEED DELIVERY: If your First Oak Brook stock certificate(s) cannot be delivered to the Exchange Agent by the Election Deadline or the procedure for book-entry transfer to the Exchange Agent’s account at The Depository Trust Company cannot be completed prior to the Election Deadline, you may still submit an election by properly completing and duly executing the enclosed Notice of Guaranteed Delivery and returning it, along with this Cash/Stock Election Form and Letter of Transmittal, to the Exchange Agent prior to the Election Deadline.

13.          QUESTIONS:  If you have any questions, please call the Information Agent, Regan & Associates, Inc., at 800-737-3426.

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FIRST OAK BROOK/MB FINANCIAL MERGER

CASH/ STOCK ELECTION PROCESS

FREQUENTLY ASKED QUESTIONS

Set forth below are answers to frequently asked questions regarding the election process in connection with the merger of First Oak Brook Bancshares, Inc. (“First Oak Brook”) and MB Financial, Inc. (“MB Financial”). We urge you to read carefully the instructions to the enclosed Cash/Stock Election Form and Letter of Transmittal and the answers to the Frequently Asked Questions below. If you have additional questions after reading these materials, you should call the Information Agent for the election and exchange process, Regan & Associates, Inc., at 800-737-3426.

After reviewing this information, please complete and sign the Cash/Stock Election Form and Letter of Transmittal and return it in the enclosed pre-addressed return envelope, along with your First Oak Brook stock certificate(s) or Notice of Guaranteed Delivery (described in Question 8 below), to LaSalle Bank, National Association, the exchange agent for the merger (the “Exchange Agent”), at the address provided on the first page of the Cash/Stock Election Form and Letter of Transmittal. Do not send these materials to MB Financial or First Oak Brook.

The deadline for receipt of your Cash/Stock Election Form and Letter of Transmittal and stock certificate(s) (or Notice of Guaranteed Delivery) is 5:00 p.m., Central time, on August 17, 2006, unless extended by MB Financial and First Oak Brook. This date and time are referred to below as the “election deadline.”

1.             Why have I been sent a Cash/Stock Election Form and Letter of Transmittal?

Pursuant to the merger agreement, you have the right to elect to receive cash, shares of MB Financial common stock or a combination of both, as consideration for your shares of First Oak Brook common stock, subject to the limitations described in the answer to Question 9 below.   You also have the option to indicate no preference as to whether you receive cash, shares of MB Financial common stock or a combination of both.

2.                                      What is the Cash/Stock Election Form and Letter of Transmittal?

The enclosed Cash/Stock Election Form and Letter of Transmittal does two things. First, it lets the Exchange Agent know your preferred form of payment for your shares of First Oak Brook common stock (i.e., cash, shares of MB Financial common stock or a combination of both) or that you have no preference. Second, it allows you to surrender your First Oak Brook stock certificate(s) in order to receive payment for your First Oak Brook shares following completion of the merger.

3.                                    How do the materials I received in this mailing differ from the proxy materials I recently received regarding the merger?

The materials you received in this mailing will enable you to elect the form of consideration (i.e., cash, MB Financial stock or a combination of both) you will receive in the merger for your First Oak Brook shares (subject to the proration provisions of the merger agreement described in Question 9 below). You were previously provided with a joint proxy statement-prospectus, which was mailed to MB Financial and First Oak Brook stockholders on or about June 26, 2006, for the special meetings of the stockholders of MB Financial and First Oak Brook to be held on August 1, 2006. That document asks that you vote in favor of adoption of the merger agreement at the First Oak Brook special meeting. In order to vote, you must complete, sign, date and return the proxy card provided with that document or attend the special meeting and vote in person. Your proxy card should be returned to Oak Brook Bank using the postage prepaid envelope provided with the joint proxy statement-prospectus. Do not return your proxy card to the Exchange Agent.

4.                                      How do I use the Cash/Stock Election Form and Letter of Transmittal?

Instructions for completing the Cash/Stock Election Form and Letter of Transmittal are contained on pages 6 and 7 of that document. You may indicate your election (or indicate that you have no preference as to the form of consideration that you will receive) on page 3 of that document, you must sign on page 4 of that document and you must sign and complete the Substitute Form W-9 on page 5 of that document.

When completed, please sign and date the Cash/Stock Election Form and Letter of Transmittal and mail it to the Exchange Agent in the enclosed pre-addressed envelope, along with your First Oak Brook stock certificate(s) (or a Notice of Guaranteed Delivery as described in the answer to Question 8 below), so that you can receive cash, shares of MB Financial common stock or a combination of both as payment for your shares of First Oak Brook common stock. Do not sign the back of your stock certificate(s) and do not send these materials to MB Financial or First Oak Brook — send them to the Exchange Agent. By signing the Cash/Stock Election Form and Letter of Transmittal, you are agreeing to surrender your stock certificate(s) for exchange, you are confirming that your tax identification number is correctly stated on the Cash/Stock Election Form and Letter of Transmittal and you are confirming that you have complied with all the requirements as stated in the instructions. Please note that if your shares are held in a joint account, the signature of each joint owner is required.

5.                                    What if I am signing the Cash/Stock Election Form and Letter of Transmittal on behalf of another person or entity as a trustee, executor, administrator, guardian, corporate officer or in another fiduciary capacity?

If you are signing the Cash/Stock Election Form and Letter of Transmittal on behalf of another person or entity as a trustee, executor, administrator, guardian, corporate officer or in another fiduciary capacity and are not identified as such in the registration of the surrendered shares (for example, John Smith, Trustee of XYZ Trust), the Cash/Stock Election Form and Letter of Transmittal must be accompanied by evidence of your authority to act on behalf of the other person or entity. If you are signing as a corporate officer, you must include an originally signed, certified corporate resolution dated within the last six months bearing the entity’s corporate seal (or indicating there is no seal). If you are signing as a trustee and the registration of the surrendered shares does not identify you as trustee as indicated in the above example, you must enclose a certified copy of the trust agreement stating the trustee(s) with a medallion guarantee affixed (which can be obtained for a fee from most banks and brokerage firms). If you are unsure what to do, call the Information Agent at 800-737-3426.

6.                                      What if I hold any of my shares of First Oak Brook common stock through a bank, broker or other nominee?

If you hold any shares of First Oak Brook common stock through a bank, broker or other nominee, only they can make an election for your shares in accordance with your instructions.

Please instruct them how make an election with respect to your shares by completing the election form you receive from them.

7.                                      What happens if the Exchange Agent does not receive my properly completed Cash/Stock Election Form and Letter of Transmittal and my First Oak Brook stock certificate(s) by the election deadline?

If the Exchange Agent does not receive your properly completed Cash/Stock Election Form and Letter of Transmittal and the certificate(s) evidencing your First Oak Brook shares (or a Notice of Guaranteed Delivery described in Question 8 below) prior to the election deadline, your shares will be deemed “non-election shares.”  As a result, depending on the proper elections of other First Oak Brook stockholders, you will receive either cash, shares of MB Financial common stock or a combination of both, as determined in accordance with the allocation provisions of the merger agreement. If you do not surrender your stock certificate(s) to the Exchange Agent with your Cash/Stock Election Form and Letter of Transmittal prior to the election deadline, a separate letter of transmittal will be sent to you after the merger is completed requesting that you surrender your First Oak Brook stock certificate(s) in order to receive the merger consideration allocated to you. To the extent you are allocated shares of MB Financial common stock in exchange for your First Oak Brook shares, you will not be entitled to any dividends or other distributions paid on MB Financial common stock with a record date after the merger completion date until you properly surrender your First Oak Brook stock certificate(s). Once your certificate(s) is (are) properly surrendered, you will be paid any such unpaid dividends or other distributions, without interest.

8.                                    What is the Notice of Guaranteed Delivery?  Do I need to concern myself with this?

If the certificate(s) evidencing your shares of First Oak Brook common stock cannot be delivered to the Exchange Agent by the election deadline, or if the procedures for book-entry transfer of your shares to the account of the Exchange Agent at The Depository Trust Company cannot be completed by the election deadline, you may still make an election by returning your properly completed and executed Cash/Stock Election Form and Letter of Transmittal, along with a properly completed and executed Notice of Guaranteed Delivery, to the Exchange Agent by the election deadline. The delivery of your shares must then be completed within three New York Stock Exchange trading days after the election deadline. The Notice of Guaranteed Delivery must be completed and executed by a member firm of a registered national securities exchange (such as the New York Stock Exchange), a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States. Additional instructions are contained in the Notice of Guaranteed Delivery.

Bottom line — if you already have the certificate(s) for your First Oak Brook shares, you may disregard the Notice of Guaranteed Delivery. However, the Exchange Agent must receive your stock certificate(s) and your properly completed and signed Cash/Stock Election Form and Letter of Transmittal by the election deadline.

9.                                      Am I guaranteed to receive what I ask for on the Cash/Stock Election Form and Letter of Transmittal?

No. The merger agreement provides that approximately 80% of the outstanding shares of First Oak Brook common stock will be exchanged for shares of MB Financial common stock and approximately 20% of the outstanding shares of First Oak Brook common stock will be exchanged for cash. If First Oak Brook stockholders owning more than 80% of the outstanding shares of First Oak Brook common stock elect to receive MB Financial common stock for their shares, the amount of MB Financial common stock that each such First Oak Brook stockholder will receive from MB Financial will be reduced on a pro rata basis. As a result of that pro rata reduction, these First Oak Brook stockholders will receive cash for any First Oak Brook shares for which they do not receive MB Financial common stock. Similarly, if stockholders owning more than 20% of the outstanding shares of First Oak Brook common stock elect to receive cash for their shares, the amount of cash that each such First Oak Brook stockholder will receive from MB Financial will be reduced on a pro rata basis. As a result of that pro rata reduction, these First Oak Brook stockholders will receive MB Financial common stock for any First Oak Brook shares for which they do not receive cash.

10.                               If I indicate on the Cash/Stock Election Form and Letter of Transmittal that I have no preference, what will I receive in the merger?

Your shares will be considered “non-election shares.”  Consequently, depending on the proper elections of other First Oak Brook stockholders, you will receive cash, shares of MB Financial common stock or a combination of both depending on the proper elections of other First Oak Brook stockholders.

11.                             How many shares of MB Financial common stock will be issued for each First Oak Brook share that is to be exchanged for stock, and what amount of cash will be paid for each First Oak Brook share that is to be exchanged for cash?

Both of these amounts will depend on the average of the closing prices of MB Financial common stock for the five consecutive trading days ending on the second trading day before the merger completion date. Regardless of whether received in cash or MB Financial stock, the per share value of the merger consideration will be substantially the same, and will be equal to the sum of (1) 0.8304 multiplied by the average of the closing prices of MB Financial common stock during the five trading days ending on the second trading day before the merger completion date and (2) $7.36.

The number of shares of MB Financial common stock that will be issued for each First Oak Brook share that is to be exchanged for stock (referred to as the “exchange ratio”), will be equal to the per share value computed as described above divided by the five-day average MB Financial closing price described above. Cash will be paid in lieu of fractional shares in an amount equal to the fraction multiplied by the five-day average MB Financial closing price described above. The amount of cash that will be paid for each First Oak Brook share that is to be exchanged for cash will be equal to the per share value computed as described above.

As an example, based on the average of the closing prices of MB Financial common stock for the five trading days ended July 10, 2006 of $35.638, each share of First Oak Brook common stock would be converted into the right to receive either approximately $36.95 in cash (.8304 x $35.638 + $7.36), or approximately 1.0368 shares of MB Financial common stock ($36.95/$35.638) having a market value of approximately $36.95 (1.0368 x $35.638) based on that average closing price. If you owned 1,000 shares of First Oak Brook common stock and elected the stock consideration for all of your First Oak Brook shares, then assuming no proration adjustments, you would receive 1,036 shares of MB Financial common stock and $28.51in cash in lieu of your fractional share (.8 x $35.638). If you instead elected the cash consideration for all of your First Oak Brook shares, then assuming no proration adjustments, you would receive

$36,950 (1,000 x $36.95). A chart showing the cash and stock merger consideration at various hypothetical average closing prices of MB Financial common stock is provided on page 5 of the joint proxy statement-prospectus for the merger referred to in Question 3. The joint proxy statement-prospectus was filed by MB Financial with the Securities and Exchange Commission and can be retrieved by accessing MB Financial’s filings at the SEC’s website at www.sec.gov or from First Oak Brook’s website, at www.firstoakbrook.com. The merger consideration formula is described in detail in the joint proxy statement-prospectus beginning on page 68 under “The Merger Agreement—Merger Consideration.”

The market value of MB Financial common stock will fluctuate prior to the completion of the merger and you are advised to obtain current market quotations for MB Financial common stock. MB Financial common stock is listed on the Nasdaq Stock Market under the symbol “MBFI.”  First Oak Brook common stock is listed on the Nasdaq Stock Market under the symbol “FOBB.”

12.                               When can I expect to receive my new MB Financial stock certificates and/or cash?

Assuming that you have made a proper election by the election deadline, the Exchange Agent will use commercially reasonable efforts to mail your check and/or MB Financial stock certificate(s) within five (5) business days after the completion date of the merger.

In the event that the merger agreement is terminated, the Exchange Agent will promptly return the certificate(s) representing your shares of First Oak Brook common stock previously submitted with your Cash/Stock Election Form and Letter of Transmittal. In such event, certificates will be returned by registered mail. Any return other than by registered mail will only be made at the expense, written direction and risk of holders of First Oak Brook common stock, by means of a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

13.                               What if my First Oak Brook stock certificate(s) has (have) been lost, stolen or destroyed?

If your First Oak Brook stock certificate(s) has (have) been lost, stolen or destroyed, you should call the Exchange Agent as soon as possible at (800) 246-5761, option 2. The Cash/Stock Election Form and Letter of Transmittal and related documents cannot be processed until the requirements to replace the lost, stolen or destroyed certificate(s) have been satisfied, which may require you to sign an affidavit regarding the status of your certificate(s) and/or post an indemnity bond of up to 2% of the market value of your shares. If all necessary documents are not returned prior to the election deadline, your shares will be deemed “non-election shares,” which means that you will be allocated cash, MB Financial common stock or a combination of both, depending on the proper elections of other First Oak Brook stockholders.

14.                               Can I change or revoke my election?

Yes. Any election may be changed or revoked at or prior to the election deadline. To change or revoke an election, a written notice of revocation must (1) specify the name of the stockholder having made the election to be changed or revoked, (2) be signed by the stockholder in the same manner as the original signature on the Cash/Stock Election Form and Letter of Transmittal by which the election was made and (3) be received by the Exchange Agent at or before the election deadline.

If you revoke your election, the Exchange Agent will return your First Oak Brook stock certificate(s) to you. If you subsequently want to make a new election, you must return a properly completed Cash/Stock Election Form and Letter of Transmittal and resubmit your First Oak Brook stock certificate(s) (or a Notice of Guaranteed Delivery) before the election deadline.

15.          What if I received more than one set of election materials?  Do I need to complete them all?

Yes. If you received more than one set of election materials, this indicates that you own stock in more than one manner or in more than one name. For example, you may have some shares registered in your name alone and other shares registered jointly with someone else. Each set of election materials you may receive is specific to the manner in which you own your First Oak Brook shares. Failure to complete one of the sets of materials means that the particular shares to which those materials relate will be deemed “non-election shares.”

16.                             Can I sell or otherwise transfer my First Oak Brook shares after I surrender my stock certificate(s)?

No. Although First Oak Brook common stock will continue to trade on the Nasdaq Stock Market until the merger is completed, once you submit your First Oak Brook stock certificate(s) with your Cash/Stock Election Form and Letter of Transmittal, you may not sell or otherwise transfer these shares unless you revoke your election before the election deadline.

17.          When do you expect to complete the merger?

We plan to complete the merger as soon as practicable after the election deadline. The completion of the merger is subject to a number of conditions, however, including approval of the issuance of MB Financial shares in the merger by the stockholders of MB Financial and adoption of the merger agreement by the stockholders of First Oak Brook, regulatory approvals and other customary closing conditions. Accordingly, no assurance can be given as to when or whether the merger will be completed.

18.                               Will I have to pay U.S. federal income taxes on the consideration I receive in the merger?

If a First Oak Brook stockholder receives solely shares of MB Financial common stock and cash in lieu of any fractional share, then that stockholder generally will not recognize any gain or loss, except with respect to the fractional share.

If a First Oak Brook stockholder receives solely cash, then that stockholder generally will recognize gain or loss equal to the difference between the amount of cash the stockholder receives and the stockholder’s basis in the stockholder’s First Oak Brook shares. The tax treatment of any gain or loss will depend upon the stockholder’s individual circumstances.

If a First Oak Brook stockholder receives a combination of MB Financial common stock and cash other than cash in lieu of a fractional share, then that stockholder will generally recognize gain in an amount equal to the lesser of the total amount of cash received or the amount of gain realized on the exchange, but the stockholder is not permitted to recognize a loss. Any gain recognized may be treated as a dividend or capital gain, depending on the stockholder’s particular circumstances.

This tax treatment may not apply to all First Oak Brook stockholders. The U.S. federal income tax consequences of the merger to First Oak Brook stockholders are discussed in greater detail in the joint proxy statement-prospectus for the merger under “Material U.S. Federal Income Tax

Consequences of the Merger,” beginning on page 56 of that document. Determining the actual tax consequences of the merger to a particular First Oak Brook stockholder can be complicated. Therefore, you are urged to consult your personal tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

19.                               Will I receive cost basis information for the shares I exchange for cash?

Neither MB Financial nor First Oak Brook has a history of the cost basis of your shares of First Oak Brook common stock. If you have not kept a record of your First Oak Brook stock purchases and the shares were purchased through a broker, the broker may be able to provide you with this information.

20.                             What if I acquired First Oak Brook shares in multiple lots and wish to designate one or more lots for priority allocation to MB Financial stock in the event MB Financial stock is oversubscribed?

If you have made a stock election or a mixed (stock and cash) election and acquired your First Oak Brook shares in different lots, you may designate on the Cash/Stock Election Form and Letter of Transmittal, by stock certificate number, one or more of such lots for priority allocation of any stock consideration which you are entitled to receive. Assume, for example, that you own 1,000 shares of First Oak Brook common stock, 200 of which you acquired in 2002, 300 of which you acquired in 2004 and 500 of which you acquired in 2006. Assume further that you elect to receive MB Financial stock for all of your First Oak Brook shares and the number of stock elections by First Oak Brook stockholders exceeds the available pool of MB Financial stock, such that under the proration provisions 90% of your First Oak Brook shares will be converted to MB Financial stock, with the remaining 10% converting to cash. By making a priority designation, you are designating the order (by stock certificate number) in which your First Oak Brook shares are to be allocated MB Financial stock. In the above example, if the order of your priority designation was: first, the shares acquired in 2006; second, the shares acquired in 2004; and third, the shares acquired in 2002, then all of the shares acquired in 2006 and 2004 would convert to MB Financial stock and 100 of the shares acquired in 2002 would convert to MB Financial stock and 100 would convert to cash.

If you hold a single stock certificate that evidences shares of First Oak Brook common stock acquired in different lots and wish to make a priority designation, there is no specific mechanism on the Cash/Stock Election Form and Letter of Transmittal for doing so. In this case, you should consult your personal tax advisor with regard to the method of identifying particular lots for priority allocation to MB Financial stock.

No assurance can be made that you will receive the tax treatment that you desire as a result of making a priority designation on the Cash/Stock Election Form and Letter of Transmittal, and none of MB Financial, First Oak Brook, the Exchange Agent or the Information Agent or any of their respective officers, directors, employees or agents assumes any responsibility for the tax treatment that you ultimately receive.

21.                               How should I send in my signed documents and stock certificate(s)?

A return envelope pre-addressed to the Exchange Agent is enclosed with this package. Please use this envelope to return your Cash/Stock Election Form and Letter of Transmittal, your First Oak Brook stock certificate(s), and any additional documentation that may be required to make your election complete. It is recommended that you return these materials by registered mail, return receipt requested, and insured for 2.0% of the market value of your shares. This is the typical amount of the indemnity bond you would be required to post to replace a lost certificate.   If you do not have the envelope, please mail all the requested documentation to: LaSalle Bank, National Association, Corporate Trust Operations, 135 South LaSalle Street, Room 1811, Chicago, Illinois 60603. Note, however, that these materials must be actually received by the Exchange Agent by the election deadline. Therefore, if you are delivering materials shortly before the election deadline, you may wish to instead deliver these materials by in-hand delivery or overnight courier to the same address. Please do not return any of these materials to First Oak Brook or MB Financial.

22.                               Are there any fees associated with the exchange of my First Oak Brook stock certificate(s)?

There are no fees associated with the exchange, unless you need to replace a lost, stolen or destroyed First Oak Brook stock certificate or if you need to have your signature medallion guaranteed, in which case the guarantor may charge you for this service.

23.                               How do I change my address on the Cash/Stock Election Form and Letter of Transmittal?

Mark through any incorrect address information that is printed on the front of the Cash/Stock Election Form and Letter of Transmittal. Clearly print the correct address in the area beside the printed information. If you would like to receive your payment under the merger at a different address from that imprinted on the front of the Cash/Stock Election Form and Letter of Transmittal, please complete the box entitled “Special Delivery Instructions” on the Cash/Stock Election Form and Letter of Transmittal.

24.                               What do I do if:

a)      I want shares of MB Financial common stock to be issued to someone other than the person named on the surrendered certificate(s)?

b)      I want to have a check made payable to someone other than the person named on the surrendered certificate(s)?

c)      The owner or co-owner of the shares evidenced by the surrendered certificate(s) is deceased?

Please complete the “Special Issuance/Payment Instructions” box on the Cash/Stock Election Form and Letter of Transmittal in order to have the MB Financial shares or check issued to someone else. As noted in Instruction 9 on the Cash/Stock Election Form and Transmittal Letter, your signature must be medallion guaranteed.

25.                               Whom should I call if I have additional questions?

You should call the Information Agent, Regan & Associates, Inc., at 800-737-3426.

NOTICE OF GUARANTEED DELIVERY
OF
SHARES OF COMMON STOCK
OF
FIRST OAK BROOK BANCSHARES, INC.

This form, or a facsimile hereof, must be used in connection with your election with respect to your shares of common stock of First Oak Brook Bancshares, Inc. (“First Oak Brook”) in connection with the proposed merger of First Oak Brook with and into a wholly owned subsidiary of MB Financial, Inc. (“MB Financial”) if (1) the certificates for your shares of First Oak Brook common stock cannot be delivered to the Exchange Agent by 5:00 p.m., Central time, on August 17, 2006 (the “Election Deadline”), or (2) the procedure for book-entry transfer of your shares of First Oak Brook common stock to the account of the Exchange Agent at The Depository Trust Company cannot be completed prior to the Election Deadline.

This form, properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Exchange Agent, and must be received by the Exchange Agent along with your properly completed and executed Cash/Stock Election Form and Letter of Transmittal by the Election Deadline.

THE EXCHANGE AGENT IS:

LASALLE BANK, N.A.

By Hand, Mail or Overnight Courier:	By Facsimile:

LaSalle Bank, National Association Corporate Trust Operations 135 South LaSalle Street Room 1811 Chicago, Illinois 60603	(312) 904-7024
Tel.: (800) 246-5761, option 2

Delivery of this form to an address other than as set forth above or transmission of this form to a facsimile number other than as set forth above does not constitute a valid delivery.

The Information Agent for stockholder inquiries is REGAN & ASSOCIATES, INC. The Information Agent can be reached toll free, at (800) 737-3426.

This form is not to be used to guarantee signatures. If a signature on a Cash/Stock Election Form and Letter of Transmittal requires a Medallion Signature Guarantee, such Medallion Signature Guarantee must appear in the applicable space provided on the Cash/Stock Election Form and Letter of Transmittal.

1

Ladies and Gentlemen:

The undersigned hereby surrenders to LaSalle Bank, National Association, as the Exchange Agent, upon the terms and subject to the conditions set forth in the Cash/Stock Election Form and Letter of Transmittal, the number of shares of First Oak Brook common stock set forth below pursuant to the guaranteed delivery procedures set forth below.

Number of Shares Surrendered:

Certificate Nos. (If available):

Name(s)of Record Holder(s):

Address:

Area Code and Telephone Number ( )

Social Security Number______-____-______ or

Employer Identification Number ____________

Dated:  _____________, 2006

Signature(s)

☐  Check here if shares will be tendered by book-entry transfer and fill in the information below:

DTC Account Number: ___________

Transaction Code Number: ________

2

GUARANTEED DELIVERY PROCEDURE

In order for an election to be effective, LaSalle Bank, National Association, as the Exchange Agent, must receive a properly completed and duly executed Cash/Stock Election Form and Letter of Transmittal, accompanied by the certificate(s) representing shares of First Oak Brook common stock currently held by you, a confirmation evidencing the transfer of all First Oak Brook shares tendered by book-entry transfer to the account of the Exchange Agent at The Depository Trust Company, or a proper guarantee of delivery (as described below), no later than the Election Deadline (as specified above). Persons whose certificates are not immediately available or the tendering of whose First Oak Brook shares cannot be completed by book-entry transfer by the Election Deadline also may make an election by completing and executing the Cash/Stock Election Form and Letter of Transmittal (or a facsimile thereof) and submitting it to the Exchange Agent by the Election Deadline and by having a Guarantee of Delivery properly completed and duly executed by the Election Deadline by a member of a registered national securities exchange or  the National Association of Securities Dealers, Inc. or by a commercial bank or trust company having an office, branch or agency in the United States (subject to the condition that the certificates (or a confirmation evidencing the transfer of all First Oak Brook shares tendered by book-entry transfer), the delivery of which is thereby guaranteed, are in fact delivered to the Exchange Agent within three New York Stock Exchange trading days after the Election Deadline.

GUARANTEE

The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office, branch, or agency in the United States, hereby guarantees to deliver to the Exchange Agent certificates representing the shares tendered hereby, in proper form for transfer (or surrender shares pursuant to the procedure for book-entry transfer into the Exchange Agent’s account at The Depository Trust Company), together with any other required documents, within three New York Stock Exchange trading days after the Election Deadline.

Name of Firm:
(authorized signature)

Address:	Name:

Title:
City	State	Zip Code	Dated:	, 2006

Area Code and Tel. No.:

3

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. Social Security numbers have nine digits separated by two hyphens:  i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen:  i.e. 00-0000000. The table below will help determine the proper identification number to give the payer.

	For this type of account:		Give the NAME and SOCIAL SECURITY number of:	For this type of account:		Give the EMPLOYER IDENTIFICATION number of:

1.	Individual		The individual	6.	A valid trust, estate, or pension trust	The legal entity (4)

2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account(1)	7.	Corporate or LLC electing corporate status on Form 8832 account	The corporation

3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)	8.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization

4.	a.	The usual revocable savings trust (grantor is also trustee)	a. The grantor-trustee(1)	9.	Partnership or multi-member LLC	The partnership

	b.	So-called trust account that is not a legal or valid trust under state law	b. The actual owner(1)	10.	A broker or registered nominee	The broker or nominee

5.	Sole proprietorship or single-owner LLC		The owner(3)	11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)          List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person’s number must be furnished.

(2)          Circle the minor’s name and furnish the minor’s Social Security number.

(3)          You must show your individual name and you may also enter your business or “DBA” name on the second name line. You may use either your Social Security number or Employer Identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your Social Security number.

(4)          List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:            If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number (“TIN”) you should apply for one immediately. You may obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or online at www.socialsecurity.gov. You may obtain Form SS-4, Application for Employer Identification Number, or Form W-7, Application for IRS Individual Taxpayer Identification Number, from the Internal Revenue Service by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS’s Internet website at www.irs.gov. If you do not have a TIN, write “Applied For” in the space for the TIN.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on all dividend and interest payments and on broker transactions include the following (section references are to the applicable sections of the Internal Revenue Code of 1986, as amended):

•      An organization exempt from tax under Section 501(a), or an individual retirement account, or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

•      The United States or any agency or instrumentality thereof.

•      A state, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

•      A foreign government or any political subdivision, agency or instrumentality thereof.

•      An international organization or agency or instrumentality thereof.

Other payees that may be exempt from backup withholding include the following:

•      A corporation.

•      A foreign central bank of issue.

•      A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

•      A futures commission merchant registered with the Commodity Futures Trading Commission.

•      A real estate investment trust.

•      An entity registered at all times during the tax year under the Investment Company Act of 1940.

•      A common trust fund operated by a bank under Section 584(a).

•      A financial institution.

•      A middleman known in the investment community as a nominee or custodian.

•      A trust exempt from tax under Section 664 (charitable remainder trust) or described in Section 4947.

Certain other payees may be exempt from either dividend and inteest payments or broker transactions. You should consult your tax advisor to determine whether you might be exempt from backup withholding. Exempt payees described above should file the substitute W-9 to avoid possible erroneous backup withholding. Complete the substitute Form W-9 as follows:

ENTER YOUR TAXPPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ACROSS THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN THE FORM TO THE PAYER.

IF YOU ARE A NONRESIDENT ALIEN OR FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, GIVE THE PAYER THE APPROPRIATE COMPLETED FORM W-8.

Privacy Act Notice. Section 6109 requires you to provide your correct taxpayer identification number to payers who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)   Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)   Civil Penalty for False Information With Respect To Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)   Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.

Set forth below are materials provided to brokers and other nominees in connection with the mailing of materials to First Oak Brook stockholders for the exercise of their election rights as to the form of consideration they would like to receive for their First Oak Brook shares in the MB Financial/First Oak Brook merger, subject to the proration and allocation provisions of the merger agreement.

First Oak Brook Bancshares, Inc.

Important Election Information

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

The right to make an election will expire at 5:00 p.m. Central time, on August 17, 2006. The time and date of the expiration of the election period is herein referred to as the “Election Deadline.”

First Oak Brook Bancshares, Inc. (“First Oak Brook”) has agreed to merge with and into a wholly owned subsidiary of MB Financial, Inc. (“MB Financial”). The merger is subject to adoption of the merger agreement by the stockholders of First Oak Brook, the approval of the issuance of shares of MB Financial common stock in the merger by the stockholders of MB Financial, and the receipt of all required regulatory approvals. In the merger, First Oak Brook stockholders will receive, in exchange for each share of First Oak Brook common stock they hold, consideration with a value equal to the sum of (1) 0.8304 multiplied by the average of the closing prices of MB Financial common stock during the five trading days ending on the second trading day before the completion date of the merger and (2) $7.36. Each First Oak Brook stockholder is entitled to elect to receive their merger consideration in the form of MB Financial common stock (with cash paid in lieu of fractional share interests) (the “stock consideration”), cash (the “cash consideration”) or a combination of both, subject to limitations and prorations under the merger agreement such that the aggregate merger consideration will be paid approximately 80% in MB Financial common stock and approximately 20% in cash.

Regardless of whether received in cash or MB Financial stock, the per share value of the merger consideration will be substantially the same. As an example, based on the average of the closing prices of MB Financial common stock for the five trading days ended July 10, 2006 of $35.638, each share of First Oak Brook common stock would be converted into the right to receive either approximately $36.95 in cash or approximately 1.0368 shares of MB Financial common stock, having a market value of approximately $36.95 based on that average closing price. If a First Oak Brook stockholder owning 1,000 shares of First Oak Brook common stock elected the stock consideration for all of his or her shares, then assuming no proration adjustments, he or she would receive 1.0368 shares of MB Financial common stock and $28.51 in cash in lieu of his or her fractional share interest (.8 x $35.638). If the stockholder instead elected the cash consideration for all of his or her shares, then assuming no proration adjustments, he or she would receive $36,950 (1,000 x $36.95). A chart showing the cash and stock merger consideration at various hypothetical average closing prices of MB Financial common stock is provided on page 5 of the joint proxy statement-prospectus for the merger which was separately mailed to MB Financial and First Oak Brook stockholders on or about June 26, 2006. The joint proxy statement-prospectus can be retrieved by accessing MB Financial’s filings at the SEC’s website at www.sec.gov. The merger consideration formula is described in detail in the joint proxy statement-prospectus beginning on page 68 under “The Merger Agreement—Merger Consideration.”

Because the aggregate number of shares MB Financial will issue in the merger for the stock consideration and the aggregate amount of cash MB Financial will pay in the merger for the cash consideration have been fixed (subject to adjustment as described on page 70 of the joint proxy statement-prospectus under “The Merger Agreement—Merger Consideration—Adjustments to Aggregate MB Financial Share Amount and Aggregate Cash Consideration”), if more First Oak Brook stockholders make valid elections to receive either MB Financial common stock or cash than is available as merger consideration under the merger agreement, those First Oak Brook stockholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election. Therefore, a First Oak Brook stockholder might receive MB Financial stock and/or cash in an amount that is not consistent with his or her election, depending upon the elections of other First Oak Brook stockholders. For a description of the proration provisions of the Merger Agreement, see “The Merger Agreement—Merger Consideration—Proration” beginning on page 71 of the joint proxy statement-prospectus.

BECAUSE THERE WILL BE LIMITS ON THE NUMBER OF FIRST OAK BROOK SHARES THAT MAY BE EXCHANGED FOR EACH OF THE STOCK AND CASH CONSIDERATION, ELECTIONS WILL BE SUBJECT TO PRORATION. THEREFORE, THE ALLOCATION OF CASH AND MB FINANCIAL COMMON STOCK THAT A FIRST OAK BROOK STOCKHOLDER WILL RECEIVE WILL DEPEND ON THE ELECTIONS OF OTHER FIRST OAK BROOK STOCKHOLDERS. IF NO OPTION IS CHOSEN, THE STOCKHOLDER WILL BE DEEMED TO HAVE NO PREFERENCE AND THE TYPE OF CONSIDERATION TO BE GIVEN WILL BE DETERMINED UNDER THE MERGER AGREEMENT.

For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents: (1) a Cash/Stock Election Form and Letter of Transmittal; (2) a Notice of Guaranteed Delivery to be used to make an election if none of the procedures for delivering the necessary certificates representing First Oak Brook shares can be completed on a timely basis; (3) answers to frequently asked questions about the merger and the election process; (4) a proposed client letter which you may wish to use to obtain election instructions from your clients; and (5) Substitute Form W-9 guidelines. YOUR PROMPT ACTION IS REQUIRED. PLEASE CONTACT YOUR CLIENTS AS SOON AS POSSIBLE. PLEASE NOTE THAT THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., CENTRAL TIME, ON AUGUST 17, 2006.

For an election to be valid, a duly executed and properly completed Cash/Stock Election Form and Letter of Transmittal, including any required signature guarantees and any other required documents, must be received by the Exchange Agent, together with either certificate(s) representing surrendered First Oak Brook shares or timely confirmation of their book-entry transfer to the account of the Exchange Agent at The Depository Trust Company, by the Election Deadline. The Exchange Agent is LaSalle Bank, National Association (tel.: (800) 246-5761, option 2). Stockholders who cannot deliver their stock certificate(s) to the Exchange Agent, or cannot complete the procedures for book-entry transfer, prior to the Election Deadline must surrender their shares according to the procedure for guaranteed delivery set forth in the enclosed Notice of Guaranteed Delivery. No fees or commissions will be payable by MB Financial, First Oak Brook or any officer, director, stockholder, agent, or other representative of either of them to any broker, dealer or other person for soliciting surrender of shares pursuant to the election (other than fees paid to the Exchange Agent and the Information Agent for their services in connection with the election and exchange process). MB Financial will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients whose shares are held by you as a nominee or in a fiduciary capacity.

Any inquiries you may have with respect to the election should be directed to the Information Agent for the election and surrender of First Oak Brook shares, Regan & Associates, Inc., at (800) 737-3426. Additional copies of the enclosed materials may be obtained by contacting the Information Agent at the same telephone number.

Very truly yours,

Mitchell Feiger	Richard M. Rieser, Jr.
President and Chief Executive Officer	President and Chief Executive Officer
MB Financial, Inc.	First Oak Brook Bancshares, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF MB FINANCIAL, FIRST OAK BROOK, THE EXCHANGE AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THE FOREGOING.

First Oak Brook Bancshares, Inc. Merger with MB Financial, Inc.

IMPORTANT ELECTION INFORMATION

To Our Clients:

First Oak Brook Bancshares, Inc. (“First Oak Brook”) has agreed to merge with and into a wholly owned subsidiary of MB Financial, Inc. (“MB Financial”). The merger is subject to adoption of the merger agreement by the stockholders of First Oak Brook, the approval of the issuance of shares of MB Financial common stock in the merger by the stockholders of MB Financial, and the receipt of all required regulatory approvals. In the merger, First Oak Brook stockholders will receive, in exchange for each share of First Oak Brook common stock they hold, consideration with a value equal to the sum of (1) 0.8304 multiplied by the average of the closing prices of MB Financial common stock during the five trading days ending on the second trading day before the completion date of the merger and (2) $7.36. Each First Oak Brook stockholder is entitled to elect to receive their merger consideration in the form of MB Financial common stock (with cash paid in lieu of fractional shares) (the “stock consideration”), cash (the “cash consideration”) or a combination of both, subject to limitations and prorations under the merger agreement such that the aggregate merger consideration will be paid approximately 80% in MB Financial common stock and approximately 20% in cash.

Regardless of whether received in cash or MB Financial stock, the per share value of the merger consideration will be substantially the same. As an example, based on the average of the closing prices of MB Financial common stock for the five trading days ended July 10, 2006 of $35.638, each share of First Oak Brook common stock would be converted into the right to receive either approximately $36.95 in cash or approximately 1.0368 shares of MB Financial common stock, having a market value of approximately $36.95 based on that average closing price. If you owned 1,000 shares of First Oak Brook common stock and elected the stock consideration for all of your First Oak Brook shares, then assuming no proration adjustments, you would receive 1.0368 shares of MB Financial common stock and $28.51 in cash in lieu of your fractional share (.8 x $35.638). If you instead elected the cash consideration for all of your First Oak Brook shares, then assuming no proration adjustments, you would receive $36,950 (1,000 x $36.95). A chart showing the cash and stock merger consideration at various hypothetical average closing prices of MB Financial common stock is provided on page 5 of the joint proxy statement-prospectus for the merger, which was separately mailed to MB Financial and First Oak Brook stockholders on or about June 26, 2006. The joint proxy statement-prospectus can be retrieved by accessing MB Financial’s filings at the SEC’s website at www.sec.gov. The merger consideration formula is described in detail in the joint proxy statement-prospectus beginning on page 68 under “The Merger Agreement—Merger Consideration.”

Because the aggregate number of shares MB Financial will issue in the merger for the stock consideration and the aggregate amount of cash MB Financial will pay in the merger for the cash consideration have been fixed (subject to adjustment as described on page 70 of the joint proxy statement-prospectus under “The Merger Agreement—Merger Consideration—Adjustments to Aggregate MB Financial Share Amount and Aggregate Cash Consideration”), if more First Oak Brook stockholders make valid elections to receive either MB Financial common stock or cash than is available as merger consideration under the merger agreement, those First Oak Brook stockholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election. Therefore, you might receive MB Financial stock and/or cash in an amount that is not consistent with your election, depending upon the elections of other First Oak Brook stockholders. For a description of the proration provisions of the Merger Agreement, see “The Merger Agreement—Merger Consideration—Proration” beginning on page 71 of the joint proxy statement-prospectus.

BECAUSE WE ARE THE HOLDER OF RECORD FOR YOUR FIRST OAK BROOK SHARES, ONLY WE CAN MAKE AN ELECTION FOR YOUR SHARES IN ACCORDANCE WITH YOUR INSTRUCTIONS. PLEASE INSTRUCT US ON HOW TO MAKE THE ELECTION FOR YOUR SHARES—FOR CASH, STOCK OR A COMBINATION OF BOTH. IF YOU DO NOT PROVIDE US WITH ELECTION INSTRUCTIONS, WE WILL NOT MAKE AN ELECTION FOR YOU AND THE FORM OF CONSIDERATION YOU WILL RECEIVE WILL BE DETERMINED PURSUANT TO THE MERGER AGREEMENT WITHOUT REGARD TO YOUR PREFERENCES.

If you have any questions, please contact your broker or financial advisor directly, or, alternatively, call the Information Agent for the election process, Regan & Associates, Inc., at 800-737-3426.

PLEASE NOTE THE FOLLOWING:

*                    The election period will expire at 5:00 p.m. Central time on August 17, 2006. IT IS THEREFORE IMPERATIVE THAT WE RECEIVE YOUR INSTRUCTIONS AS SOON AS POSSIBLE PRIOR TO THIS DEADLINE IN ORDER TO PROPERLY FULFILL YOUR INSTRUCTIONS.

*                    If we do not receive your election instructions in time to comply with the election deadline of August 17, 2006, this will have the same effect as not responding. Under these circumstances, the terms of the merger agreement will determine whether cash, stock or a combination of cash and stock will be distributed to you, without regard to your preference.

*                    There is no guarantee that you will receive your election choice. If you elect all cash and the available cash is oversubscribed, then you will receive a portion of the merger consideration in MB Financial stock. If you elect all stock and the available stock is oversubscribed, then you will receive a portion of the merger consideration in cash.

*                    The receipt of cash generally will be a taxable event for United States federal income tax purposes. Because individual circumstances may differ, stockholders should consult their tax advisors prior to making an election to determine the tax effect to them of the merger, including the application and effect of foreign, state, local or other tax laws.

Please provide your signed instructions below:

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CHECK ONE BOX ONLY TO INDICATE YOUR CASH/STOCK
ELECTION INSTRUCTION

Q                  (1)    Stock Election — All shares of First Oak Brook stock I own converted into the stock consideration;

or

Q                  (2)    Cash Election — All shares of First Oak Brook stock I own converted into the cash consideration;

or

Q                  (3)    Mixed Election — a combination of stock and cash as follows:

______  shares of First Oak Brook stock converted into the stock consideration, and

______ shares of First Oak Brook stock converted into the cash consideration. Total cannot exceed the total number of First Oak Brook shares you own.

If you do not wish to make an election, do not return this form.

Account Number:

Signature of Accountholder	Signature of Accountholder (if joint account)	Date

Daytime phone no.

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